SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(AMENDMENT NO. 1)

(RULE 13E-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SAFEWAY INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

WITH AN EXERCISE PRICE GREATER THAN US$35.00 PER SHARE

(TITLE OF CLASS OF SECURITIES)

786514

(CUSIP NUMBER OF CLASS OF SECURITIES)

ROBERT A. GORDON

SENIOR VICE PRESIDENT AND GENERAL COUNSEL

SAFEWAY INC.

5918 STONERIDGE MALL ROAD

PLEASANTON, CALIFORNIA 94588-3229

(925) 467-3000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

SCOTT R. HABER, ESQ.

KIMBERLY L. WILKINSON, ESQ.

LATHAM & WATKINS LLP

505 MONTGOMERY ST., SUITE 1900

SAN FRANCISCO, CALIFORNIA 94111

(415) 391-0600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$484,597,083	$61,399.00

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 23,824,832 shares of common stock of Safeway Inc. having an aggregate value of $484,597,083 as of August 31, 2004, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $126.70 per million dollars of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $61,399.00	Filing party: Safeway Inc.
Form or Registration No.: Schedule TO	Date Filed: September 7, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on September 7, 2004 relating to an offer by Safeway Inc., a Delaware corporation (“Safeway”), to exchange (a) options with an exercise price of greater than US$35.00 (the “options”) to purchase shares of Safeway’s common stock (“common stock”), par value $0.01 per share, outstanding under the 1999 Amended and Restated Equity Participation Plan of Safeway Inc., as amended (the “1999 Equity Participation Plan”), and held by eligible employees, for replacement options (the “replacement options”) to purchase shares of common stock to be granted under the 1999 Equity Participation Plan, and (b) stock rights (“Rights”) consisting of an option to purchase shares of common stock outstanding under the 1999 Equity Participation Plan, together with a corresponding stock appreciation right (“SAR”) outstanding under the 2001 Amended and Restated Share Appreciation Rights Plan of Canada Safeway Limited, as amended (“Share Appreciation Rights Plan”) and having a base price (“base price”) greater than US$35.00 per share (an “eligible Right”), for replacement Rights granted under the 1999 Equity Participation Plan and the Share Appreciation Rights Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options, dated September 7, 2004 (the “offer to exchange”), and the related Stock Option Exchange Form (the “election form” and, together with the offer to exchange, as they may be amended from time to time, the “offer”).

This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(1)(xv), attached hereto, to supplement the previously filed Exhibit (a)(1)(i), and to amend the previously filed Exhibits (a)(1)(vi) and (a)(1)(viii). The information in the Offer to Exchange, the Stock Option Exchange Form, the Amended Reminder Communication to Eligible Safeway Employees to be delivered on or around September 21, 2004, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(vi), the Amended Form of Communication to Tendering Option Holders regarding final election confirmation to be delivered on or around October 7, 2004, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(viii), and the Supplement to the Offer to Exchange Certain Outstanding Options dated September 21, 2004, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(xv), are incorporated herein by reference in answer to items 1 through 11 in this Amendment No. 1 to the Tender Offer Statement on
Schedule TO. The following items are inapplicable: Item 7 (the information required by Item 1007(d) of Regulation M-A); Item 9 (the information required by Item 1009(a) of Regulation M-A); Item 10 (the information required by Item 1010(b) of Regulation
M-A); and Item 13.

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated September 7, 2004.*

(a)(1)(ii)	Safeway Stock Option Exchange Form.*

(a)(1)(iii)	Communication to Safeway Employees from Lina Naumann, Compensation Manager, dated September 7, 2004.*

(a)(1)(iv)	Email Communication to certain officers of Safeway, dated September 7, 2004.*

(a)(1)(v)	Form of Communication to Tendering Option Holders Confirming Receipt of Safeway Stock Option Exchange Form.*

(a)(1)(vi)	Reminder Communication to Eligible Safeway Employees to be delivered on or around September 21, 2004.

(a)(1)(vii)	Final Reminder Communication to certain officers of Safeway to be delivered on or around September 27, 2004.*

(a)(1)(viii)	Form of Communication to Tendering Option Holders regarding final election confirmation to be delivered on or around October 7, 2004.

(a)(1)(ix)	Form of Communication to Non-Participating Tendering Option Holders to be delivered on or around October 7, 2004.*

(a)(1)(x)	Form of Communication to Participating Eligible Safeway Employees to be delivered on or after April 7, 2005.*

(a)1(xi)	Form Script of video presentation made available to eligible employees after September 7, 2004.*

(a)(1)(xii)	Safeway’s Annual Report on Form 10-K, as amended, for the period ended January 3, 2004. Filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(1)(xiii)	Safeway’s Quarterly Report on Form 10-Q, as amended, for the period ended March 27, 2004. Filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(1)(xiv)	Safeway’s Quarterly Report on Form 10-Q for the period ended June 19, 2004. Filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(1)(xv)	Supplement to the Offer to Exchange Certain Outstanding Options, dated September 21, 2004.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Safeway’s Definitive Proxy Statement on Schedule 14A for Safeway’s 2004 Annual Stockholders’ Meeting. Filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(ii)	Communication to employees of Safeway dated August 27, 2004. Filed with the Securities and Exchange Commission on Schedule TO-C on August 27, 2004.

(a)(5)(iii)	Email Communication to certain officers of Safeway, dated August 27, 2004. Filed with the Securities and Exchange Commission on Schedule TO-C on August 27, 2004.

(a)(5)(iv)	Communication to employees of Safeway dated September 2, 2004. Filed with the Securities and Exchange Commission on Schedule TO-C on September 2, 2004.

(b)	Not applicable.

(d)(1)	Restated Certificate of Incorporation of Safeway Inc. as amended June 17, 2004, May 12, 1998 and May 14, 1996. Filed as Exhibit 3.1 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ended June 19, 2004 and incorporated by reference herein.

(d)(2)	Form of By-laws of Safeway, as amended and restated. Filed as Exhibit 3.2 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ended September 9, 2000 and incorporated by reference herein.

(d)(3)	1999 Amended and Restated Equity Participation Plan of Safeway Inc. Filed as Exhibit 10(iii).1 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ending June 19, 1999 and incorporated by reference herein.

(d)(4)	Amendment to the 1999 Amended and Restated Equity Participation Plan of Safeway Inc. Filed as Exhibit 4.3 to Safeway’s Registration Statement on Form S-8 No. 333-112976 and incorporated by reference herein.

(d)(5)	Amendments dated February 26, 2004, May 2, 2004 and June 2, 2004 to the Amended and Restated 1999 Equity Participation Plan of Safeway Inc. and Form of Non-Qualified Stock Option Agreement for U.S. Employees for the Amended and Restated 1999 Equity Participation Plan. Filed as Exhibits 10(iii).27, 10(iii).28, 10(iii).29 and 10(iii).30 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ending June 19, 2004 and incorporated by reference herein.

(d)(6)	The 2001 Amended and Restated Share Appreciation Rights Plan of Canada Safeway Limited. Filed as Exhibit 10(iii).33 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ending June 19, 2004 and incorporated by reference herein.

(d)(7)	Form of Stock Rights Agreement for the Amended and Restated 1999 Equity Participation Plan of Safeway Inc. and the 2001 Amended and Restated Share Appreciation Rights Plan of Canada Safeway Limited. Filed as Exhibit 10(iii).34 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ending June 19, 2004 and incorporated by reference herein.

(d)(8)	Indenture, dated as of September 1, 1992, between Safeway Inc. and The Chase Manhattan Bank (National Association), as Trustee, relating to Safeway’s Debt Securities, filed as Exhibit 4.1 of Safeway’s Form 8-K dated September 16, 1992 and incorporated by reference herein, as supplemented by the Supplemental Indenture dated as of September 4, 1997, filed as Exhibit 4(i).9 to Safeway’s Form 10-K for the year ended January 3, 1998 and incorporated by reference herein.

(d)(9)	Form of Officers’ Certificate relating to Safeway’s Fixed Rate Medium-Term Notes and Safeway’s Floating Rate Medium-Term Notes, form of Fixed Rate Note and form of Floating Rate Note, filed as Exhibits 4.2, 4.3 and 4.4 of Registrant’s Form 8-K dated September 16, 1992 and incorporated by reference herein.

(d)(10)	Credit Agreement, dated as of May 24, 2001, among Safeway Inc. and Canada Safeway Limited as Borrowers; Deutsche Bank Alex. Brown Inc. and J.P. Morgan Securities Inc. as Co-Arrangers; The Bank of Nova Scotia as Administrative Agent; Deutsche Bank AG New York Branch, The Chase Manhattan Bank, Bank of America, NA and Citicorp USA, Inc. as Co-Syndication Agents, US Bank National Association as Documentation Agent; the agents listed therein as Agents; and the lenders listed therein as Lenders. Filed as Exhibit 4(i).1 of Safeway’s Form 10-Q for the quarterly period ended June 16, 2001 and incorporated by reference herein.

(d)(11)	Form of First Amendment dated May 22, 2003 to Credit Agreement dated as of May 24, 2001 among Safeway Inc. and Canada Safeway Limited as Borrowers; Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. as Co-Arrangers; Deutsche Bank AG New York Branch as Administrative Agent; JPMorgan Chase Bank, Bank of America, NA and US Bank National Association as Co-Syndication Agents; and the lenders listed therein as Lenders. Filed as Exhibit 4(i).1 of Safeway’s Form 10-Q for the quarterly period ended June 19, 2004 and incorporated by reference herein.

(d)(12)

Form of Second Amendment dated May 20, 2004 to Credit Agreement dated as of May 24, 2001 among Safeway Inc. and Canada Safeway Limited as Borrowers; Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. as

Co-Arrangers; Deutsche Bank AG New York Branch as Administrative Agent; JPMorgan Chase Bank, Bank of America, NA and US Bank National Association as Co-Syndication Agents; and the lenders listed therein as Lenders. Filed as Exhibit 4(i).2 of Safeway’s Form 10-Q for the quarterly period ended June 19, 2004 and incorporated by reference herein.

(d)(13)	Indenture, dated as of September 10, 1997, between Safeway Inc. and The Bank of New York, as Trustee. Filed as Exhibit 4.1 to Safeway’s Form 8-K, dated September 10, 1997, and incorporated by reference herein.

(d)(14)	Form of Officers’ Certificate establishing the terms of Safeway’s 6.85% Senior Notes due 2004, Safeway’s 7.00% Senior Notes due 2007 and Safeway’s 7.45% Senior Debentures due 2027, including the forms of Notes. Filed as Exhibits 4.2, 4.3, 4.4, 4.5 and 4.6 to Safeway’s Form 8-K, dated September 10, 1997, and incorporated by reference herein.

(d)(15)	Form of Officers’ Certificate establishing the terms of Safeway’s 6.05% Notes due 2003 and 6.50% Notes due 2008, including forms of Notes. Filed as Exhibits 4.2, 4.5 and 4.6 to Safeway’s Form 8-K, dated November 9, 1998, and incorporated by reference herein.

(d)(16)	Form of Officers’ Certificate establishing terms of Safeway’s 7.25% Notes due 2004 and 7.5% Notes due 2009, including the forms of Notes. Filed as Exhibits 4.2, 4.4, 4.5 and 4.6 to Safeway’s Form 8-K, dated September 14, 1999, and incorporated by reference herein.

(d)(17)	Form of Officers’ Certificate establishing terms of Safeway’s 7.25% Debentures due 2031, including the forms of Notes. Filed as Exhibits 4.2, 4.3, 4.4, 4.5 and 4.6 to Safeway’s Form 8-K, dated January 31, 2001, and incorporated by reference herein.

(d)(18)	Form of Officers’ Certificate establishing terms of Safeway’s 6.15% Notes due 2006 and 6.50% Notes due 2011, including the forms of Notes. Filed as Exhibits 4.2, 4.3, 4.4, 4.5 and 4.6 to Safeway’s Form 8-K, dated March 5, 2001, and incorporated by reference herein.

(d)(19)	Form of Officers’ Certificate establishing terms of Safeway’s 4.80% Notes due 2007, including the forms of Notes. Filed as Exhibits 4.2, 4.3, 4.4, 4.5 and 4.6 to Safeway’s Form 8-K, dated July 16, 2002, and incorporated by reference herein.

(d)(20)	Form of Officers’ Certificate establishing terms of Safeway’s 3.80% Notes due 2005 and 5.80% Notes due 2012, including the forms of Notes. Filed as Exhibits 4.2, 4.3, 4.4, 4.5 and 4.6 to Safeway’s Form 8-K, dated August 13, 2002, and incorporated by reference herein.

(d)(21)

Form of Officers’ Certificate establishing terms of Safeway’s Floating Rate Notes due 2005, 2.50% Notes due 2005, and 4.125% Notes due 2008 including the forms of Notes. Filed as Exhibits 4.2, 4.3, 4.4 and 4.5 to Safeway’s

Form 8-K dated October 29, 2003 and incorporated by reference herein.

(d)(22)	Officers’ Certificate establishing terms of Safeway’s 4.950% Notes due 2010 and 5.625% Notes due 2014 including the Notes. Filed as Exhibits 4.2, 4.3 and 4.4 to Safeway’s Form 8-K dated August 12, 2004 and incorporated by reference herein.

(d)(23)

Share Appreciation Rights Plan of Lucerne Foods Ltd., filed as Exhibit 10(iii).18 to Safeway’s Form 10-K for the year ended December 29, 1990 and incorporated by reference herein, and Amendment No. 1 thereto dated

December 13, 1991, filed as Exhibit 10(iii).18 to Safeway’s Form 10-K for the year ended December 28, 1991 and incorporated by reference herein.

(d)(24)	Amended and Restated 1997 Stock Purchase and Option Plan for Key Employees for Randall’s Food Markets, Inc. and Subsidiaries. Filed as Exhibit 4.3 to Randall’s Food Markets, Inc.’s Registration Statement on Form S-8, dated January 19, 1999, and incorporated by reference herein.

(d)(25)	Randall’s Food Markets, Inc. Stock Option Plan and Restricted Stock Plan. Filed as Exhibit 4.2 of Registration Statement 333-84749 and incorporated by reference herein.

(d)(26)	Amendment, dated September 11, 1999, to the Randall’s Food Markets, Inc. Stock Option and Restricted Stock and the Amended and Restated 1997 Stock Purchase and Option Plan for Randall’s Food Markets, Inc. and Subsidiaries. Filed as Exhibit 4.3 of Registration Statement No. 333-84749 and incorporated by reference herein.

(d)(27)	The 1996 Equity Participation Plan of Dominick’s Supermarkets, Inc. Filed as Exhibit 10.13 to Dominick’s Supermarkets, Inc.’s Form 10-K for the year ended November 1, 1996 and incorporated by reference herein.

(d)(28)	The 1995 Amended and Restated Stock Option Plan of Dominick’s Supermarkets, Inc. Filed as Exhibit 10.12 to Dominick’s Supermarkets, Inc.’s Form 10-K for the year ended November 1, 1996 and incorporated by reference herein.

(d)(29)	Form of Amendment to Stock Option Agreements under The 1996 Equity Participation Plan of Dominick’s Supermarkets, Inc., and the 1995 Amended and Restated Stock Option Plan of Dominick’s Supermarkets, Inc. Filed as Exhibit 4.5 to Safeway’s Registration Statement on Form S-8 No. 333-67575 dated November 19, 1998 and incorporated by reference herein.

(d)(30)	Retirement Restoration Plan of Safeway Inc. Filed as Exhibit 10(iii).11 to Safeway’s Form 10-K for the year ended January 1, 1994 and incorporated by reference herein.

(d)(31)	Form of stock option agreement for former directors of The Vons Companies, Inc. Filed as Exhibit 10(iii).12 of Safeway’s Form 10-K for the year ended December 28, 1996 and incorporated by reference herein.

(d)(32)	The Vons Companies, Inc. 1990 Stock Option and Restricted Stock Plan. Filed as Appendix A to The Vons Companies, Inc. Proxy Statement for its May 17, 1990 Annual Meeting of Shareholders and incorporated by reference herein.

(d)(33)	Amendment, dated February 17, 1993, to The Vons Companies, Inc. 1990 Stock Option and Restricted Stock Plan. Filed as Exhibit 10.13.1 to The Vons Companies, Inc. Form 10-Q for the quarterly period ended March 28, 1993 and incorporated by reference herein.

(d)(34)	Canada Safeway Limited Executive Deferred Compensation Plan and Deferral Election Form, filed as Exhibit 10(iii).19 to Safeway’s Form 10-K for the year ended January 1, 2000 and incorporated by reference herein, and Safeway Inc. Stock Option Gain Deferred Compensation Plan and Deferral Election Form, filed as Exhibit 10(iii).20 to Safeway’s Form 10-K for the year ended January 1, 2000 and incorporated by reference herein.

(d)(35)	Amendment, effective as of December 13, 1996, to The Vons Companies, Inc. 1990 Stock Option and Restricted Stock Plan. Filed as Exhibit 10.7.2 to The Vons Companies, Inc. Form 10-K for the fiscal year ended December 29, 1996 and incorporated by reference herein.

(d)(36)	Form of Amendments, dated April 8, 1997, to The Vons Companies, Inc. Management Stock Option Plan and The Vons Companies, Inc. 1990 Stock Option and Restricted Stock Plan. Filed as Exhibit 4.5 to Safeway’s Form S-4 filed on March 5, 1997 and incorporated by reference herein.

(d)(37)	Employment Agreement, dated as of April 10, 2004, by and between Safeway Inc. and Brian Cornell. Filed as Exhibit 10 to Safeway’s Quarterly Report on Form 10-Q for the quarter ended March 27, 2004 and incorporated by reference herein.

(d)(38)	The 2002 Equity Incentive Plan of Safeway Inc. Filed as Exhibit 4.1 to Safeway’s Registration Statement No. 333-98103 on Form S-8, dated August 14, 2002, and incorporated by reference herein.

(d)(39)	Amendment dated May 2, 2004 to the 2002 Equity Incentive Plan of Safeway Inc. Filed as Exhibit 10(iii).31 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ending June 19, 2004 and incorporated by reference herein.

(d)(40)	Deferred Compensation Plan for Safeway Non-Employee Directors, Amended and Restated June 2, 2004. Filed as Exhibit 10(iii).32 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ending June 19, 2004 and incorporated by reference herein.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2004	SAFEWAY INC.

	By:	/s/ Robert A. Gordon
Name: Robert A. Gordon
Title: Senior Vice President and General Counsel

EXHIBIT INDEX

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated September 7, 2004.*

(a)(1)(ii)	Safeway Stock Option Exchange Form.*

(a)(1)(iii)	Communication to Safeway Employees from Lina Naumann, Compensation Manager, dated September 7, 2004.*

(a)(1)(iv)	Email Communication to certain officers of Safeway, dated September 7, 2004.*

(a)(1)(v)	Form of Communication to Tendering Option Holders Confirming Receipt of Safeway Stock Option Exchange Form.*

(a)(1)(vi)	Reminder Communication to Eligible Safeway Employees to be delivered on or around September 21, 2004.

(a)(1)(vii)	Final Reminder Communication to certain officers of Safeway to be delivered on or around September 27, 2004.*

(a)(1)(viii)	Form of Communication to Tendering Option Holders regarding final election confirmation to be delivered on or around October 7, 2004.

(a)(1)(ix)	Form of Communication to Non-Participating Tendering Option Holders to be delivered on or around October 7, 2004.*

(a)(1)(x)	Form of Communication to Participating Eligible Safeway Employees to be delivered on or after April 7, 2005.*

(a)1(xi)	Form Script of video presentation made available to eligible employees after September 7, 2004.*

(a)(1)(xii)	Safeway’s Annual Report on Form 10-K, as amended, for the period ended January 3, 2004. Filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(1)(xiii)	Safeway’s Quarterly Report on Form 10-Q, as amended, for the period ended March 27, 2004. Filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(1)(xiv)	Safeway’s Quarterly Report on Form 10-Q for the period ended June 19, 2004. Filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(1)(xv)	Supplement to the Offer to Exchange Certain Outstanding Options, dated September 21, 2004.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Safeway’s Definitive Proxy Statement on Schedule 14A for Safeway’s 2004 Annual Stockholders’ Meeting. Filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(ii)	Communication to employees of Safeway dated August 27, 2004. Filed with the Securities and Exchange Commission on Schedule TO-C on August 27, 2004.

(a)(5)(iii)	Email Communication to certain officers of Safeway, dated August 27, 2004. Filed with the Securities and Exchange Commission on Schedule TO-C on August 27, 2004.

(a)(5)(iv)	Communication to employees of Safeway dated September 2, 2004. Filed with the Securities and Exchange Commission on Schedule TO-C on September 2, 2004.

(b)	Not applicable.

(d)(1)	Restated Certificate of Incorporation of Safeway Inc. as amended June 17, 2004, May 12, 1998 and May 14, 1996. Filed as Exhibit 3.1 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ended June 19, 2004 and incorporated by reference herein.

(d)(2)	Form of By-laws of Safeway, as amended and restated. Filed as Exhibit 3.2 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ended September 9, 2000 and incorporated by reference herein.

(d)(3)	1999 Amended and Restated Equity Participation Plan of Safeway Inc. Filed as Exhibit 10(iii).1 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ending June 19, 1999 and incorporated by reference herein.

(d)(4)	Amendment to the 1999 Amended and Restated Equity Participation Plan of Safeway Inc. Filed as Exhibit 4.3 to Safeway’s Registration Statement on Form S-8 No. 333-112976 and incorporated by reference herein.

(d)(5)	Amendments dated February 26, 2004, May 2, 2004 and June 2, 2004 to the Amended and Restated 1999 Equity Participation Plan of Safeway Inc. and Form of Non-Qualified Stock Option Agreement for U.S. Employees for the Amended and Restated 1999 Equity Participation Plan. Filed as Exhibits 10(iii).27, 10(iii).28, 10(iii).29 and 10(iii).30 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ending June 19, 2004 and incorporated by reference herein.

(d)(6)	The 2001 Amended and Restated Share Appreciation Rights Plan of Canada Safeway Limited. Filed as Exhibit 10(iii).33 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ending June 19, 2004 and incorporated by reference herein.

(d)(7)	Form of Stock Rights Agreement for the Amended and Restated 1999 Equity Participation Plan of Safeway Inc. and the 2001 Amended and Restated Share Appreciation Rights Plan of Canada Safeway Limited. Filed as Exhibit 10(iii).34 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ending June 19, 2004 and incorporated by reference herein.

(d)(8)	Indenture, dated as of September 1, 1992, between Safeway Inc. and The Chase Manhattan Bank (National Association), as Trustee, relating to Safeway’s Debt Securities, filed as Exhibit 4.1 of Safeway’s Form 8-K dated September 16, 1992 and incorporated by reference herein, as supplemented by the Supplemental Indenture dated as of September 4, 1997, filed as Exhibit 4(i).9 to Safeway’s Form 10-K for the year ended January 3, 1998 and incorporated by reference herein.

(d)(9)	Form of Officers’ Certificate relating to Safeway’s Fixed Rate Medium-Term Notes and Safeway’s Floating Rate Medium-Term Notes, form of Fixed Rate Note and form of Floating Rate Note, filed as Exhibits 4.2, 4.3 and 4.4 of Registrant’s Form 8-K dated September 16, 1992 and incorporated by reference herein.

(d)(10)	Credit Agreement, dated as of May 24, 2001, among Safeway Inc. and Canada Safeway Limited as Borrowers; Deutsche Bank Alex. Brown Inc. and J.P. Morgan Securities Inc. as Co-Arrangers; The Bank of Nova Scotia as Administrative Agent; Deutsche Bank AG New York Branch, The Chase Manhattan Bank, Bank of America, NA and Citicorp USA, Inc. as Co-Syndication Agents, US Bank National Association as Documentation Agent; the agents listed therein as Agents; and the lenders listed therein as Lenders. Filed as Exhibit 4(i).1 of Safeway’s Form 10-Q for the quarterly period ended June 16, 2001 and incorporated by reference herein.

(d)(11)	Form of First Amendment dated May 22, 2003 to Credit Agreement dated as of May 24, 2001 among Safeway Inc. and Canada Safeway Limited as Borrowers; Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. as Co-Arrangers; Deutsche Bank AG New York Branch as Administrative Agent; JPMorgan Chase Bank, Bank of America, NA and US Bank National Association as Co-Syndication Agents; and the lenders listed therein as Lenders. Filed as Exhibit 4(i).1 of Safeway’s Form 10-Q for the quarterly period ended June 19, 2004 and incorporated by reference herein.

(d)(12)	Form of Second Amendment dated May 20, 2004 to Credit Agreement dated as of May 24, 2001 among Safeway Inc. and Canada Safeway Limited as Borrowers; Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. as Co-Arrangers; Deutsche Bank AG New York Branch as Administrative Agent; JPMorgan Chase Bank, Bank of America, NA and US Bank National Association as Co-Syndication Agents; and the lenders listed therein as Lenders. Filed as Exhibit 4(i).2 of Safeway’s Form 10-Q for the quarterly period ended June 19, 2004 and incorporated by reference herein.

(d)(13)	Indenture, dated as of September 10, 1997, between Safeway Inc. and The Bank of New York, as Trustee. Filed as Exhibit 4.1 to Safeway’s Form 8-K, dated September 10, 1997, and incorporated by reference herein.

(d)(14)	Form of Officers’ Certificate establishing the terms of Safeway’s 6.85% Senior Notes due 2004, Safeway’s 7.00% Senior Notes due 2007 and Safeway’s 7.45% Senior Debentures due 2027, including the forms of Notes. Filed as Exhibits 4.2, 4.3, 4.4, 4.5 and 4.6 to Safeway’s Form 8-K, dated September 10, 1997, and incorporated by reference herein.

(d)(15)	Form of Officers’ Certificate establishing the terms of Safeway’s 6.05% Notes due 2003 and 6.50% Notes due 2008, including forms of Notes. Filed as Exhibits 4.2, 4.5 and 4.6 to Safeway’s Form 8-K, dated November 9, 1998, and incorporated by reference herein.

(d)(16)	Form of Officers’ Certificate establishing terms of Safeway’s 7.25% Notes due 2004 and 7.5% Notes due 2009, including the forms of Notes. Filed as Exhibits 4.2, 4.4, 4.5 and 4.6 to Safeway’s Form 8-K, dated September 14, 1999, and incorporated by reference herein.

(d)(17)	Form of Officers’ Certificate establishing terms of Safeway’s 7.25% Debentures due 2031, including the forms of Notes. Filed as Exhibits 4.2, 4.3, 4.4, 4.5 and 4.6 to Safeway’s Form 8-K, dated January 31, 2001, and incorporated by reference herein.

(d)(18)	Form of Officers’ Certificate establishing terms of Safeway’s 6.15% Notes due 2006 and 6.50% Notes due 2011, including the forms of Notes. Filed as Exhibits 4.2, 4.3, 4.4, 4.5 and 4.6 to Safeway’s Form 8-K, dated March 5, 2001, and incorporated by reference herein.

(d)(19)	Form of Officers’ Certificate establishing terms of Safeway’s 4.80% Notes due 2007, including the forms of Notes. Filed as Exhibits 4.2, 4.3, 4.4, 4.5 and 4.6 to Safeway’s Form 8-K, dated July 16, 2002, and incorporated by reference herein.

(d)(20)	Form of Officers’ Certificate establishing terms of Safeway’s 3.80% Notes due 2005 and 5.80% Notes due 2012, including the forms of Notes. Filed as Exhibits 4.2, 4.3, 4.4, 4.5 and 4.6 to Safeway’s Form 8-K, dated August 13, 2002, and incorporated by reference herein.

(d)(21)	Form of Officers’ Certificate establishing terms of Safeway’s Floating Rate Notes due 2005, 2.50% Notes due 2005, and 4.125% Notes due 2008 including the forms of Notes. Filed as Exhibits 4.2, 4.3, 4.4 and 4.5 to Safeway’s Form 8-K dated October 29, 2003 and incorporated by reference herein.

(d)(22)	Officers’ Certificate establishing terms of Safeway’s 4.950% Notes due 2010 and 5.625% Notes due 2014 including the Notes. Filed as Exhibits 4.2, 4.3 and 4.4 to Safeway’s Form 8-K dated August 12, 2004 and incorporated by reference herein.

(d)(23)	Share Appreciation Rights Plan of Lucerne Foods Ltd., filed as Exhibit 10(iii).18 to Safeway’s Form 10-K for the year ended December 29, 1990 and incorporated by reference herein, and Amendment No. 1 thereto dated December 13, 1991, filed as Exhibit 10(iii).18 to Safeway’s Form 10-K for the year ended December 28, 1991 and incorporated by reference herein.

(d)(24)	Amended and Restated 1997 Stock Purchase and Option Plan for Key Employees for Randall’s Food Markets, Inc. and Subsidiaries. Filed as Exhibit 4.3 to Randall’s Food Markets, Inc.’s Registration Statement on Form S-8, dated January 19, 1999, and incorporated by reference herein.

(d)(25)	Randall’s Food Markets, Inc. Stock Option Plan and Restricted Stock Plan. Filed as Exhibit 4.2 of Registration Statement 333-84749 and incorporated by reference herein.

(d)(26)	Amendment, dated September 11, 1999, to the Randall’s Food Markets, Inc. Stock Option and Restricted Stock and the Amended and Restated 1997 Stock Purchase and Option Plan for Randall’s Food Markets, Inc. and Subsidiaries. Filed as Exhibit 4.3 of Registration Statement No. 333-84749 and incorporated by reference herein.

(d)(27)	The 1996 Equity Participation Plan of Dominick’s Supermarkets, Inc. Filed as Exhibit 10.13 to Dominick’s Supermarkets, Inc.’s Form 10-K for the year ended November 1, 1996 and incorporated by reference herein.

(d)(28)	The 1995 Amended and Restated Stock Option Plan of Dominick’s Supermarkets, Inc. Filed as Exhibit 10.12 to Dominick’s Supermarkets, Inc.’s Form 10-K for the year ended November 1, 1996 and incorporated by reference herein.

(d)(29)	Form of Amendment to Stock Option Agreements under The 1996 Equity Participation Plan of Dominick’s Supermarkets, Inc., and the 1995 Amended and Restated Stock Option Plan of Dominick’s Supermarkets, Inc. Filed as Exhibit 4.5 to Safeway’s Registration Statement on Form S-8 No. 333-67575 dated November 19, 1998 and incorporated by reference herein.

(d)(30)	Retirement Restoration Plan of Safeway Inc. Filed as Exhibit 10(iii).11 to Safeway’s Form 10-K for the year ended January 1, 1994 and incorporated by reference herein.

(d)(31)	Form of stock option agreement for former directors of The Vons Companies, Inc. Filed as Exhibit 10(iii).12 of Safeway’s Form 10-K for the year ended December 28, 1996 and incorporated by reference herein.

(d)(32)	The Vons Companies, Inc. 1990 Stock Option and Restricted Stock Plan. Filed as Appendix A to The Vons Companies, Inc. Proxy Statement for its May 17, 1990 Annual Meeting of Shareholders and incorporated by reference herein.

(d)(33)	Amendment, dated February 17, 1993, to The Vons Companies, Inc. 1990 Stock Option and Restricted Stock Plan. Filed as Exhibit 10.13.1 to The Vons Companies, Inc. Form 10-Q for the quarterly period ended March 28, 1993 and incorporated by reference herein.

(d)(34)	Canada Safeway Limited Executive Deferred Compensation Plan and Deferral Election Form, filed as Exhibit 10(iii).19 to Safeway’s Form 10-K for the year ended January 1, 2000 and incorporated by reference herein, and Safeway Inc. Stock Option Gain Deferred Compensation Plan and Deferral Election Form, filed as Exhibit 10(iii).20 to Safeway’s Form 10-K for the year ended January 1, 2000 and incorporated by reference herein.

(d)(35)	Amendment, effective as of December 13, 1996, to The Vons Companies, Inc. 1990 Stock Option and Restricted Stock Plan. Filed as Exhibit 10.7.2 to The Vons Companies, Inc. Form 10-K for the fiscal year ended December 29, 1996 and incorporated by reference herein.

(d)(36)	Form of Amendments, dated April 8, 1997, to The Vons Companies, Inc. Management Stock Option Plan and The Vons Companies, Inc. 1990 Stock Option and Restricted Stock Plan. Filed as Exhibit 4.5 to Safeway’s Form S-4 filed on March 5, 1997 and incorporated by reference herein.

(d)(37)	Employment Agreement, dated as of April 10, 2004, by and between Safeway Inc. and Brian Cornell. Filed as Exhibit 10 to Safeway’s Quarterly Report on Form 10-Q for the quarter ended March 27, 2004 and incorporated by reference herein.

(d)(38)	The 2002 Equity Incentive Plan of Safeway Inc. Filed as Exhibit 4.1 to Safeway’s Registration Statement No. 333-98103 on Form S-8, dated August 14, 2002, and incorporated by reference herein.

(d)(39)	Amendment dated May 2, 2004 to the 2002 Equity Incentive Plan of Safeway Inc. Filed as Exhibit 10(iii).31 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ending June 19, 2004 and incorporated by reference herein.

(d)(40)	Deferred Compensation Plan for Safeway Non-Employee Directors, Amended and Restated June 2, 2004. Filed as Exhibit 10(iii).32 to Safeway’s Quarterly Report on Form 10-Q for the quarterly period ending June 19, 2004 and incorporated by reference herein.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.